October 25, 2024	Chicago New York Washington, DC London San Francisco Los Angeles Singapore Dallas Miami vedderprice.com Jacob C. Tiedt Shareholder +1 312 609 7697 jtiedt@vedderprice.com

VIA EDGAR U.S. Securities and Exchange Commission Division of Investment Management 100 F Street NE Washington, DC 20549

Attn:	Ms. Eileen Smiley

Re:	Tortoise Capital Series Trust (the “Registrant”) Pre-Effective Amendment No. 1 to Registration Statement on Form N-14 File No. 333-281752

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on October 23, 2024 with respect to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 filed on October 15, 2024 (the “Registration Statement”) relating to the issuance of shares of beneficial interest of Tortoise Power and Energy Infrastructure Fund (the “Acquiring Fund”), a series of the Registrant, in connection with the proposed mergers of Tortoise Pipeline & Energy Fund, Inc. (“TTP” or a “Target Fund”), Tortoise Energy Independence Fund, Inc. (“NDP” or a “Target Fund”) and Tortoise Power and Energy Infrastructure Fund, Inc. (“TPZ” or a “Target Fund”) with and into a wholly-owned subsidiary of the Acquiring Fund. The Acquiring Fund and each Target Fund are each referred to herein as a “Fund” and collectively as the “Funds.” Any capitalized terms used but not defined herein have the same meanings as given to them in the Registration Statement. Any page references refer to the initial Registration Statement. Set forth below are the staff’s comments and the Registrant’s responses. The Registrant is filing Pre-Effective Amendment No. 2 to the Registration Statement concurrently herewith to address the comments of the staff, to complete all missing information and remove all brackets in the Joint Proxy Statement/Prospectus and Statement of Additional Information, and to file exhibits in Part C of the Registration Statement.

Declaration of Trust

1.	Comment: Article VI, Section 6.2(b)(v) of the Registrant’s Amended and Restated Declaration of Trust (the “Declaration”) would appear to permit the Registrant to purchase insurance coverage for the Registrant’s trustees and officers in a manner that would violate Sections 17(h) and 17(i) of the Investment Company Act of 1940, as amended (the “1940 Act”). Please amend this provision so as to comply with those provisions of the 1940 Act.

Response: The Registrant has amended its Declaration of Trust in response to the staff’s comment.

222 North LaSalle Street | Chicago, Illinois 60601 | T +1 312 609 7500 | F +1 312 609 5005

Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, Vedder Price Pte. Ltd., which operates in Singapore, and Vedder Price (FL) LLP, which operates in Florida.

October 25, 2024

2.	Comment: Article IX, Section 9.2(b) of the Declaration contains provisions limiting the liability of the Registrant’s trustees and officers “[t]o the maximum extent permitted by Maryland law, and subject to the 1940 Act . . . .” Please amend the reference to the 1940 Act in this provision to refer to “applicable federal securities laws.”

Response: The Registrant has amended its Declaration of Trust in response to the staff’s comment.

3.	Comment: We understand that Maryland law may permit a fund organized as a Maryland statutory trust to eliminate or alter the fiduciary duties of trustees and replace them with standards set forth in the declaration of trust. Provisions eliminating or altering the fiduciary duties of a fund’s trustees, among other fiduciaries, are inconsistent with the federal securities laws and the Commission’s expressed views on such persons’ fiduciary duties.

Please add a provision to Article IX, Section 9.2(b) of the Declaration to clarify explicitly that, notwithstanding anything to the contrary in the Declaration, any provisions modifying, restating or eliminating duties or liabilities of trustees in the Registrant’s governing documents shall not apply to, or in any way limit, the duties of trustees (including state law fiduciary duties of loyalty or care) or the liabilities of such persons with respect to matters arising under the federal securities laws.

Response: The Registrant confirms that the standard of conduct applicable to trustees set forth in Section 9.3(a) of the Declaration is the same as the standard of conduct set forth in Section 12-402(b) of the Maryland Statutory Trust Act, and that the Declaration does not otherwise modify, restate or eliminate the duties of the trustees (including state law fiduciary duties of loyalty and care). The Registrant has amended Section 9.2(b) to refer to the standard of conduct in Section 9.3(a).

4.	Comment: Article IX, Section 9.5 of the Declaration provides that “[n]o indemnification shall be provided hereunder to the extent such indemnification is prohibited by the 1940 Act.” Please amend the reference to the 1940 Act in this provision to refer to “applicable federal securities laws.”

Response: The Registrant has amended its Declaration of Trust in response to the staff’s comment.

5.	Comment: Please amend Article IX, Section 9.6 of the Declaration to clarify that the contract to provide indemnification under Section 9.6 would not provide indemnification for disqualifying conduct as discussed in Section 9.5.

Response: The Registrant has amended its Declaration of Trust in response to the staff’s comment.

October 25, 2024

6.	Comment: With respect to Article IX, Section 9.8 of the Declaration:

a.	Paragraph (b)(iii) requires that, prior to the commencement of a derivative action, complaining shareholder must have made a written demand on the trustees that, among other things, shall have been executed by or on behalf of no fewer than three complaining shareholders. Please amend this provision to exclude claims brought under the federal securities laws from the three-shareholder requirement.

Response: The Registrant has amended its Declaration of Trust in response to the staff’s comment.

b.	Paragraph (b)(iv) requires that the shareholders bringing a derivative action must represent at least five percent of the voting power of the affected Series. Please amend this provision to exclude claims brought under the federal securities laws from the five percent requirement.

Response: The Registrant has amended its Declaration of Trust in response to the staff’s comment.

c.	Paragraph (d) provides that, if a demand has been properly made under paragraph (b)(iii), and a majority of the independent trustees have considered the merits of the claim and have determined that maintaining a suit would not be in the best interests of the Registrant or the affected series, as applicable, the demand shall be rejected and the complaining shareholders shall not be permitted to maintain a derivative action unless they first sustain the burden of proof to the court that the decision of the trustees not to pursue the requested action was not consistent with the standard required of the trustees set forth in Section 9.3. Please amend this provision, as necessary, to ensure that, with respect to claims brought under the federal securities laws, the standard applicable to the trustees in making this decision is consistent with standard Maryland law fiduciary duties as described above in Comment No. 3.

Response: The Registrant confirms that the standard of conduct applicable to trustees set forth in Section 9.3(a) of the Declaration is the same as the standard of conduct set forth in Section 12-402(b) of the Maryland Statutory Trust Act, and that the Declaration does not otherwise modify, restate or eliminate the duties of the trustees (including state law fiduciary duties of loyalty and care). Accordingly, the Registrant believes no amendment of Section 9.8(d) is necessary to address the staff’s comment.

d.	Paragraph (f) provides that shareholders must reimburse the Registrant for certain costs and expenses. Please amend this provision to exclude claims brought under the federal securities laws from the reimbursement requirement.

Response: The Registrant has amended its Declaration of Trust in response to the staff’s comment.

October 25, 2024

7.	Comment: With respect to Article XI, Section 11.4(d) of the Declaration:

a.	Noting that claims brought under the Securities Act of 1933, as amended (the “1933 Act”), or the 1940 Act may be brought in either state or federal court, please amend this provision to allow shareholders the choice of bringing claims under the federal securities laws in either state or federal court.

Response: The Registrant has amended its Declaration of Trust in response to the staff’s comment.

b.	This provision appears to establish the United States District Court for the District of Maryland, Northern Division, as the exclusive forum for claims of the nature described in this paragraph in federal court. Please amend the Declaration to clarify that any such claims brought under the federal securities laws, if not brought in state court, must be brought in this federal court.

Response: The Registrant has amended its Declaration of Trust in response to the staff’s comment.

c.	To the extent this provision is intended to establish an exclusive federal forum for claims arising under the federal securities laws, please revise the disclosure in the Joint Proxy Statement/Prospectus in an appropriate location to describe the exclusive forum provision and the corresponding risks (e.g., that shareholders may have to bring suit in an inconvenient and potentially less favorable forum), and to indicate that there is a question regarding the enforceability of this provision because the 1933 Act and the 1940 Act permit shareholders to bring claims arising under those acts in both state and federal courts. Similarly, to the extent this provision is intended to establish an exclusive forum for claims brought in state court, please describe the provision and the corresponding risks.

Response: The Registrant has revised the disclosure in response to the staff’s comment. The Registrant notes that the Declaration has been amended to require that certain actions by shareholders against the Registrant or the Acquiring Fund be brought only in the Circuit Court for Baltimore County, Maryland, or the U.S. District Court for the District of Maryland (Northern Division), in each case, to the extent there is subject matter jurisdiction in such court for the claims asserted.

8.	Comment: Please add disclosure in the Joint Proxy Statement/Prospectus regarding the waiver of the right to a jury trial described in Article XI, Section 11.4(e).

Response: The Registrant notes that disclosure of the waiver of the right to a jury trial appears in the third paragraph on page 32 of the Joint Proxy Statement/Prospectus and in the second paragraph (under the caption “Forum Selection”) on page 49 of the Joint Proxy ..

October 25, 2024

9.	Comment: Please amend the reference to the 1940 Act in Article XI, Section 11.6(a) of the Declaration to refer to “applicable federal securities laws.”

Response: The Registrant has amended its Declaration of Trust in response to the staff’s comment.

10.	Comment: Please revise the disclosure in the Joint Proxy Statement/Prospectus to summarize provisions in the Declaration with respect to limitations on a shareholder’s ability to bring derivative suits. In this regard, please note which limitations do not apply to claims brought under the federal securities laws.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

Joint Proxy Statement/Prospectus

11.	Comment: Please revise the performance table for TPZ on page 14 of the Joint Proxy Statement/Prospectus to refer to the Acquiring Fund’s broad-based index.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

12.	Comment: The disclosure under “B. Risk Factors—Principal Risks Comparison” indicates that the table provides a comparison of the principal risks of each Target Fund and the Acquiring Fund to illustrate “certain” differences. Please confirm that the disclosure illustrates all material differences between the risks of the Target Funds and the Acquiring Fund and remove the reference to “certain” differences.

Response: The Registrant confirms that the disclosure illustrates all material differences between the risks of the Target Funds and the Acquiring Fund and has revised the disclosure in response to the staff’s comment.

13.	Comment: Please confirm that the table under “B. Risk Factors—Principal Risks Comparison” accurately reflects the principal risks applicable to each Target Fund and the Acquiring Fund.

Response: The Registrant has reviewed and revised the table and confirms that, as revised, the disclosure in the table is accurate.

14.	Comment: In the Principal Investment Strategies and Policies comparison chart on page 34, please consider revising the statement summarizing differences between the Funds’ investments in fixed income securities, given TTP and NDP invest, under normal circumstances, at least 80% of their total assets in equity securities.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

15.	Comment: In Principal Investment Strategies and Policies comparison chart on page 36, please revise the statement summarizing differences between the Funds’ uses of leverage to disclose the circumstances under which the Acquiring Fund may engage in borrowing.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

October 25, 2024

16.	Comment: We note that the disclosure beginning on page 36 of the Joint Proxy Statement/Prospectus contains significant detail about the types of investments in which the Acquiring Fund may invest. We note that Form N-14 requires that disclosure responsive to Items 4 and 9 of Form N-1A be included in Form N-14 when the Form N-14 is being used to register shares.

a.	Please identify for the staff which part of the Form N-14 is responsive to Item 4 and which part is responsive to Item 9.

Response: A summary of the Acquiring Fund’s principal investment strategies responsive to Item 4 appears in the tables under the heading “Principal Investment Strategies and Policies” beginning on page 34. More detailed disclosure of the Acquiring Fund’s principal investment strategies responsive to Item 9 appears under the heading “Additional Information regarding Principal Investment Strategies for the Acquiring Fund” beginning on page 36.

b.	Please note that our lack of comments on the Form N-14 with respect to Form N-1A requirements will not apply to the ability of the staff to comment on the Registrant’s Form N-1A registration statement that will be used to sell shares after completion of the proposed Mergers.

Response: The Registrant acknowledges the staff’s comment.

17.	Comment: Please revise any disclosure regarding broker non-votes to clearly indicate that it is expected that there will be no broker non-votes at any Target Fund’s shareholder meeting.

Response: The Registrant notes that the only reference to broker non-votes in the Registration Statement appears under “General Information—Information About the Meeting—Quorum” in the Joint Proxy Statement/Prospectus, and that the disclosure in that section clearly states that it is expected that there will be no broker non-votes at any Target Fund’s Meeting.

Statement of Additional Information

18.	Comment: Page 40 of the Statement of Additional Information states that the Fund intends to effect a significant portion of its redemptions for cash, rather than in-kind securities. Please ensure that this is clearly disclosed in the Joint Proxy Statement/Prospectus along with appropriate risk disclosure.

Response: The Registrant confirms that this is disclosed in the Joint Proxy Statement/Prospectus and refers the staff to the risk factor entitled “Cash Transactions Risk” appearing on page 21.

Very truly yours,

/s/ Jacob C. Tiedt
Jacob C. Tiedt
Shareholder

cc:	Deborah Bielicke Eades, Shareholder, Vedder Price P.C.